SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

07028085

November 1, 2007

Our contact
Marianne Bergström

RECEIVED
NOV 1 3 2007
SEC MAIL PROCESSING SECTION
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Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published October 16 – November 1, 2007.

Best regards,

Skanska AB

Marianne Bergström

PROCESSED
NOV 2 0 2007
THOMSON
FINANCIAL

dw 11/19

Published	Item	Document name	Required by
October 16, 2007	Press Release	New Presidents for Skanska Commercial Development Nordic and Skanska Residential Development Nordic	law and by the listing agreement with Stockholm Stock Exchange
October 19, 2007	Press Release	Skanska's Board of Directors proposes long-term employee ownership program for the Group	law and by the listing agreement with Stockholm Stock Exchange
October 19, 2007	Press Release	Skanska to build central utility plant in California for USD 181 M, about SEK 1.2 billion	law and by the listing agreement with Stockholm Stock Exchange
October 25, 2007	Press Release	Invitation to press- and telephone conference regarding Skanska's Nine Month Report on November 1	law and by the listing agreement with Stockholm Stock Exchange
October 25	Press Release	President of Skanska Infrastuc- Ture Development to step Down from his role	law and by the listing agreement with Stockholm Stock Exchange
October 30, 2007	Press Release	Skanska sells office property In Stockholm for SEK 455 M, With a gain of SEK 160 M	law and by the listing agreement with Stockholm Stock Exchange
October 30, 2007	Press Release	Skanska initiates new offices Project in central Warsaw	law and by the listing agreement with Stockholm Stock Exchange
October 31, 2007	Press Release	Skanska sells its shareholding In Maputo	law and by the listing agreement with Stockholm Stock Exchange
October 31, 2007	Press Release	Skanska to construct Heron Tower in London	law and by the listing agreement with Stockholm Stock Exchange
November 1, 2007	Press Release	Nine Month Report, January-September 2007	law and by the listing agreement with Stockholm Stock Exchange

Skanska AB

Mail SE-169 83 Solna, Sweden
Street Råsundavägen 2
Phone +46 8 753 88 00
Fax +46 8 755 12 56

Website www.skanska.com
Reg. office Solna
Corp. ID 556000-4615

Public Company (publ)

PRESS RELEASE

November 1, 2007

8:30 a.m. CET

Nine Month Report, January–September 2007

Group highlights

SEK M	Jan-Sep 2007	Jan-Sep 2006	Jul-Sep 2007	Jul-Sep 2006
Revenue	100,372	90,842	36,405	31,928
of which revenue from divestments of properties in Commercial Development	*1,903*	*2,633*	*685*	*90*
Operating income	3,769	3,614	1,571	1,047
of which gains from divestments of properties in Commercial Development	*743*	*1,252*	*264*	*47*
Income after financial items	3,941	3,767	1,642	1,091
Profit for the period	2,877	2,810	1,243	804
Earnings per share for the period, SEK	6.83	6.68	2.96	1.91
Capital employed, SEK bn	23.6	23.7		
Equity, SEK bn	19.6	18.5		
Interest-bearing net receivables (+)/net debt (-), SEK bn	7.6	10.1		
Return on capital employed, % [1]	22.8	23.5		
Return on equity, % [1, 3]	19.3	22.0		
Operating cash flow before taxes, financing operations and dividends	828	2,398	500	823
Order bookings, SEK bn [2]	109.9	99.9	30.2	28.6
Order backlog, SEK bn [2]	147.6	134.5		

1 Rolling 12 months
2 Refers to Construction
3 Average equity based on five points for measurement. Comparative numbers for 2006 are recalculated.

January–September 2007 compared to January–September 2006

- Revenue amounted to SEK 100.4 billion (90.8). In Construction, revenue rose by 15 percent adjusted for currency rate effects.
- Operating income for the Group amounted to SEK 3,769 M (3,614).
- Operating income in Construction rose by 33 percent and amounted to SEK 3,176 M (2,380). The operating margin increased to 3.3 (2.8) percent.
- During the report period, commercial properties with a value of SEK 1,903 M (2,633) were divested, with capital gains amounting to SEK 743 M (1,252).
- Income after financial items amounted to SEK 3,941 M (3,767).
- Profit for the report period amounted to SEK 2,877 M (2,810), and earnings per share totaled SEK 6.83 (6.68).
- Order bookings increased by 10 percent and amounted to SEK 109.9 billion (99.9). Adjusted for currency rate effects, order bookings increased by 14 percent. Order bookings in the third quarter amounted to SEK 30.2 billion (28.6) which, adjusted for currency rate effects, is an increase of 9 percent.
- Order backlog totaled SEK 147.6 billion (134.5), equivalent to 14 (14) months of construction.

For further information, please contact:

Hans Biörck, Executive Vice President and CFO, Skanska AB, telephone +46 8 753 88 00
Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, telephone +46 8 753 88 01
Karin Lepasoon, Senior Vice President, Communications, Skanska AB, telephone +46 8 753 88 74
Peter Gimbe, Press Officer, Skanska AB, telephone +46 8 753 88 38, cell phone +46 70 543 88 38

This report will also be presented at a combined press and telephone conference at 11:00 a.m. CET on November 1. The press- and telephone conference will be held at Berns, Berzelii Park in Stockholm. To participate in the telephone conference, please register at the following website: https://eventreg2.conferencing.com/webportal3/reg.html?Acc=206277&Conf=180913. For five business days after the conference, it will be possible to listen to a recording at telephone +46 8 505 203 33, code 770280.

This and previous releases can also be found at www.skanska.com.

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Comments from Skanska's President and CEO Stuart Graham:

- Market conditions remain good in our home markets, and we only seen minimal signs that our segments have been affected by the recent financial market turmoil. We have very low exposure to the American housing market and focus instead on such sectors as healthcare and education, which continue to offer major opportunities.
- Operating income in Construction rose by 33 percent and the operating margin continued to improve. Nearly all markets contributed to the improvement but continued cost escalation may in the short term perspective hold back further improvements. Our order bookings are up both in the period and in the third quarter. We continue to carefully balance order intake with available management capacity and resources.
- The residential market in the Nordics is in various stages of leveling off or even declining as is the case in Denmark and to some extent in Norway as well. Because of our policy to divide projects into relatively small phases and require 30-60 percent pre-sales before starting construction, there is no imminent risk that we will build up a large inventory of unsold units should the market deteriorate further. In Sweden the market is still relatively strong but rising construction costs are holding back margins in Residential Development. Scarcity of resources coupled with rising costs is also impacting new starts. Given the continued urbanization trend, the underlying demand for residential units remains good and current market conditions are more a reflection of affordability issues. This all puts additional focus on our effort to industrialize operations and coordinate purchasing in order to push down costs.
- In the markets where we pursue development of commercial space, we are seeing continued falling vacancy rates and rents for new premises are rising. Taken together, this means a good market for new development. During the report period we started 15 new projects.
- We are continuing to work on tendering for new projects in our Infrastructure Development operations, mainly in the United Kingdom and in the United States. We are also seeing renewed interest in Public-Private Partnership (PPP) projects in the Czech Republic and Slovakia. Unrealized development gains in our existing project portfolio increased by about SEK 600 M in the first nine months of 2007 and amounted to SEK 4.3 billion at the end of September.

Market outlook

Construction

The outlook for building construction is positive in Skanska's main markets and especially in the Nordic markets and in Central Europe. In these markets, retail space and office buildings are among the stronger segments. In the American building construction market, Skanska's largest segments – healthcare and education – remain strong.

The market outlook in the Nordic as well as Central European civil construction markets remains positive. The outlook for U.S. civil construction is very good, especially in New York.

Both building construction and civil construction are being affected by material cost escalation and shortages of human resources as well as certain materials such as prefabricated elements.

Residential development

In Sweden and Finland the demand for residential units is at a good level, especially in the capital cities. Interest rate increases and stricter mortgage lending are making affordability an issue which most likely will put pressure on selling prices. The Danish market is over supplied in Copenhagen and will take some time to recover. In Norway interest rate increases and very high prices driven by construction cost means that this market too will see fewer new starts and slower sales. In the Czech Republic and in Slovakia, the housing market is showing increased demand, but the lengthy permitting processes are delaying project starts.

Commercial Development

Vacancy rates in modern properties in the office markets of Scandinavia and parts of Central Europe are declining, and rents are rising. As a consequence of increasing project activity, investments are growing. In Scandinavia as well as Central Europe, there is continued good demand from the investor market for properties with efficient space in the right locations.

Infrastructure Development

The volume of public-private partnership (PPP) projects in the U.K. is still large, and in the school sector the market is growing. In Skanska's other European markets, the supply of projects is more limited. The lead times for PPP projects in the U.S. remain difficult to predict.

Order bookings and backlog in Construction, SEK bn


175.0
150.0
125.0
100.0
75.0
50.0
25.0
0.0
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Order backlog
Order bookings per quarter
Order bookings, rolling 12 month basis
Revenue, rolling 12 month basis

Order bookings

During January-September, order bookings increased by 10 percent compared to the year-earlier period and amounted to SEK 109.9 billion (99.9). Adjusted for currency rate effects, order bookings increased by 14 percent.

Order bookings during the third quarter

Order bookings in the third quarter amounted to SEK 30.2 billion (28.6) which, adjusted for currency rate effects, is an increase of 9 percent.

During the third quarter, Skanska UK was awarded a contract to construct the Walbrook office and retail development in central London. The contract amount totals about SEK 2 billion.

During the quarter, Skanska USA Building was contracted to build a new cancer hospital in Gainesville, Florida for about SEK 1 billion. It also signed a contract to construct a data center in the northeastern United States for about SEK 1.2 billion as well as a tower building in Jacksonville, Florida for about SEK 345 M. The same unit was also selected to serve as construction manager for the renovation of the United Nations headquarters in New York City. This assignment has an expected order value of SEK 6.9 billion, which will be included in Skanska's order bookings in phases. During the third quarter of 2007, only SEK 48 M of this is included in order bookings.

During the quarter, Skanska Latin America secured a contract to build a steam pipeline in Brazil. The contract value amounts to about SEK 780 M. The same unit was also contracted to build two new refinery units in Cubatão outside São Paolo, Brazil. Skanska's share of the contract is equivalent to about SEK 380 M.

Order backlog

Order backlog increased by 10 percent and totaled SEK 147.6 billion (134.5) at the end of the report period. Adjusted for currency rate effects, order backlog rose by 15 percent. Order backlog was equivalent to about 14 (14) months of construction.

Revenue and earnings

Performance analysis

SEK M	Jan-Sep 2007	Jan-Sep 2006	Jul-Sep 2007	Jul-Sep 2006
Revenue				
Construction	95,922	85,513	34,878	31,170
Residential Development	5,612	4,686	1,752	1,376
Commercial Development	2,145	3,005	762	276
Infrastructure Development	44	128	15	23
Central and eliminations	-3,351	-2,490	-1,002	-917
Skanska Group	**100,372**	**90,842**	**36,405**	**31,928**
Operating income				
Construction	3,176	2,380	1,363	1,018
Residential Development	509	512	123	162
Commercial Development[1]	662	1,166	233	27
Infrastructure Development	-119	36	-4	26
Central	-461	-419	-106	-117
Eliminations[1]	2	-61	-38	-69
Operating income	**3,769**	**3,614**	**1,571**	**1,047**
Net interest items	311	195	112	82
Change in fair value	-76	-85	-26	-37
Other net financial items	-63	43	-15	-1
Net financial items	**172**	**153**	**71**	**44**
Income after financial items	**3,941**	**3,767**	**1,642**	**1,091**
Taxes	-1,064	-957	-399	-287
Profit for the period	**2,877**	**2,810**	**1,243**	**804**
Attributable to				
Equity holders	2,859	2,799	1,237	801
Minority interest	18	11	6	3
Earnings per share for the period	6.83	6.68	2.96	1.91
1 Of which gains from divestments of commercial properties reported in:				
Commercial Development	739	1,212	260	47
Eliminations	4	40	4	0

Revenue increased by 10 percent and totaled SEK 100.4 billion (90.8). Adjusted for currency rate effects, revenue rose by 14 percent. Revenue of the Construction business stream increased by 15 percent in local currencies.

Operating income amounted to SEK 3,769 M (3,614). Currency rate effects reduced operating income by SEK 61 M.

In the Construction business stream, operating income rose by 33 percent and amounted to SEK 3,176 M (2,380). The operating margin rose to 3.3 (2.8) percent. Margins increased in all markets except the United Kingdom, where cost increases affected a few long-term projects with fixed-price commitments. Operating income for the year-earlier period included a positive effect of SEK 80 M due to the financial close of the Barts and The London hospital project.

In Residential Development, operating income amounted to SEK 509 M (512). The operating margin in this business stream amounted to 9.1 (10.9) percent. Both the pace of price increases and of sales is slowing leading to lower margins since the costs of materials and subcontracting work have continued to rise. The Danish residential project described in the Six Month Report suffered further deterioration in income. In the nine month period, the negative impact on operating income is approximately SEK 50 M of which approximately SEK 35 M in the third quarter.

Operating income in the Commercial Development business stream totaled SEK 662 M (1,166). Operating income in the business stream included capital gains from property divestments amounting to SEK 739 M (1,212). Of this amount SEK 281 M (95) is attributable to ongoing projects that are divested ahead of completion. For these projects, Skanska applies the percentage of completion principle.

The operating income of the Infrastructure Development business stream amounted to SEK -119 M (36). Higher bidding costs for new projects are among the explanations for the lower earnings. Income from projects in operation, excluding gains from divestments of shares in projects, more than doubled. Operating income in the comparative period included gains from divestments of shares in projects in the amount of SEK 118 M.

Central expenses amounted to SEK -461 M (-419).

Net interest income amounted to SEK 311 M (195). Capitalization of interest expenses in ongoing projects for Skanska's own account totaled SEK 44 M (27). The net change in the market value of financial instruments amounted to SEK -76 M (-85). Other financial items totaled SEK -63 M (43) and mainly consisted of currency rate differences.

Income after financial items amounted to SEK 3,941 M (3,767). Taxes for the period amounted to SEK -1,064 M (-957), equivalent to a tax rate of about 27 (25) percent. Profit for the period totaled SEK 2,877 M (2,810). Earnings per share for the period amounted to SEK 6.83 (6.68).

Investments and divestments

SEK M	Jan-Sep 2007	Jan-Sep 2006	Jul-Sep 2007	Jul-Sep 2006
Investments	-7,198	-5,916	-2,190	-1,999
Divestments	6,410	6,577	2,424	1,398
Net investments[1]	-788	661	234	-601
1 Of which strategic investments/divestments	-70	104	-10	98

In the Construction business stream, investments rose to SEK -1,732 M (-1,351). This item was mainly related to investments in property, plant and equipment for Skanska's own construction and manufacturing. Net investments in Construction totaled SEK -921 M (-717). During the period, depreciation of property, plant and equipment totaled SEK -879 M (-802). The acquisition of the Slovakian company Stamart, which was announced during the fourth quarter of 2006, is included under strategic investments.

In Residential Development, investments increased to SEK -3,800 M (-3,355), of which approximately SEK 1.3 billion was related to acquisitions of land equivalent to about 5,300 building rights. On a net basis, the number of building rights rose during the period by about 1,900 units. Net investments in Residential Development operations totaled SEK -86 M (-446).

In Commercial Development, investments rose to SEK -1,651 M (-987). Of this, about SEK 150 M was related to investments in land for new development. Divestments in the form of sale of completed properties and ongoing projects decreased to SEK 1,903 M (2,752). Net divestments in Commercial Development totaled SEK 252 M (1,765).

Investments in Infrastructure Development amounted to SEK -59 M (-205) and divestments totaled SEK 28 M (177). Divestments consisted of repayments of subordinated loans. In the comparative period of 2006, Skanska divested part of its holding in Maputo Port, Mozambique. Net investments in Infrastructure Development totaled SEK -31 M (-28).

The Group's total investments amounted to SEK -7,198 M (-5,916). Divestments totaled SEK 6,410 M (6,577), and the Group's net investments amounted to SEK -788 M (661).

Operating cash flow and changes in interest-bearing net debt/receivables

SEK M	Jan-Sep 2007	Jan-Sep 2006	Jul-Sep 2007	Jul-Sep 2006
Cash flow from business operations and net strategic investments by business stream				
Construction	2,531	1,734	1,287	1,448
Residential Development	-1,026	-573	-327	-785
Commercial Development	142	1,639	-74	-108
Infrastructure Development	-191	60	-69	165
Central and eliminations	-628	-462	-317	103
Cash flow before taxes, financing operations and dividends	**828**	**2,398**	**500**	**823**
Taxes paid	-788	-825	-370	22
Net interest items and other financial items	27	80	-47	-113
Dividend etc.	-3,459	-2,730	0	1
Cash flow before change in interest-bearing receivables and liabilities	**-3,392**	**-1,077**	**83**	**733**
Translation differences, net receivables/net debt	55	-216	-32	-40
Change in pension liability	728	451	41	312
Reclassification, interest-bearing net receivables/net debt	0	-29	0	6
Interest-bearing liabilities acquired/divested	4	17	-2	17
Other changes, interest-bearing net receivables/net debt	-126	-148	-31	-51
Change in interest-bearing net receivables/net debt	**-2,731**	**-1,002**	**59**	**977**

Cash flow before taxes, financing operations and dividends amounted to SEK 828 M (2,398).

In Construction, cash flow totaled SEK 2,531 M (1,734). Aside from improved cash flow from operations, the change in working capital was also better than in the comparative period of 2006. In Residential Development, cash flow decreased to SEK -1,026 M (-573), partly as a consequence of a temporary negative change in working capital. This is a timing effect from invoicing to residential cooperative associations mainly in Sweden and in Norway for payment in the fourth quarter. Commercial Development reported cash flow from business operations of SEK 142 M (1,639). The decrease was mainly an effect of lower divestment volume of projects and completed properties, as well as increased investments in ongoing projects. In Infrastructure Development, cash flow totaled SEK -191 M (60).

Taxes paid amounted to SEK -788 M (-825). Dividends and adjustments of minority interest totaled SEK -3,459 M (-2,730). The dividend of SEK 3,453 M that the Annual Shareholders' Meeting of Skanska approved was disbursed during the second quarter. Cash flow before changes in interest-bearing receivables and liabilities amounted to SEK -3,392 M (-1,077). After primarily a non-cash reduction of the pension liability in the amount of SEK 728 M, the change in interest-bearing net receivables/net debt amounted to SEK -2,731 M (-1,002).

Financial position

During the period, the Group's interest-bearing net cash position decreased by SEK 2.7 billion, amounting to SEK 7.6 billion (December 31, 2006: 10.4) at the end of the third quarter. Interest-bearing loans plus interest-bearing pensions and provisions totaled SEK 3.9 billion (December 31, 2006: 5.1). Of this amount, "Interest-bearing pensions and provisions" totaled SEK 0.9 billion (December 31, 2006: 1.7).

At the end of the period, capital employed amounted to SEK 23.6 billion (December 31, 2006: 24.4).

The equity of the Group totaled SEK 19.6 billion (December 31, 2006: 19.3). Actuarial gains on pensions accounted for SEK 570 M of this change. The net debt/equity ratio amounted to -0.4 (December 31, 2006: -0.5) and the equity/assets ratio was 25.4 percent (December 31, 2006: 27.1).

Total assets in the consolidated balance sheet amounted to SEK 77.5 billion (December 31, 2006: 71.3). This sum was influenced by positive currency rate effects of SEK 0.1 billion.

The carrying amount of current-asset properties totaled SEK 13.3 billion (December 31, 2006: 11.8), of which Commercial Development current-asset properties accounted for SEK 6.1 billion (December 31, 2006: 5.6). See the table on page 17.

Surplus values in the Commercial Development and Infrastructure Development business streams

The appraisal of market values in Commercial Development showed surplus values of SEK 2.1 billion (December 31, 2006: 2.0). See page 17 for more details.

At the end of the period, the adjusted appraisal of market values in Infrastructure Development showed surplus values at the Group level of SEK 4.3 billion (December 31, 2006: 3.7). See page 18 for more details.

Exchange rates for the most important currencies

	Average exchange rates		Exchange rates on the balance sheet date		
SEK	Jan-Sep 2007	Jan-Sep 2006	Sep 30 2007	Sep 30 2006	Dec 31 2006
U.S. dollar	6.87	7.47	6.50	7.32	6.86
British pound	13.65	13.57	13.20	13.69	13.47
Norwegian crown	1.15	1.17	1.19	1.13	1.10
Euro	9.24	9.29	9.22	9.27	9.04

Personnel

The average number of employees in the Group was 59,765 (55,911).

Accounting principles

This Interim Report has been prepared in compliance with IAS 34, "Interim Financial Reporting." Skanska is applying the same accounting principles that were described in the Annual Report for 2006.

Transactions with related parties

No transactions between Skanska and related parties having an essential effect on the Company's position and earnings have taken place.

Essential risks and uncertainty factors

The construction business is largely about risk management. Practically every project is unique. Size, shape, environment – everything varies for each new assignment. The construction industry differs in this way from typical manufacturing that operates in permanent facilities and with long production runs.

In Skanska's operations there are many different types of contractual mechanisms. The degree of risk associated with the price of goods and services varies greatly, depending on the contract type. Sharp increases in prices of materials may pose a risk, especially in long projects with fixed-price commitments. Shortages of human resources as well as certain input goods may potentially have an adverse impact on operations. Delays in the design phase or changes in design are other circumstances that may adversely affect projects.

To ensure a systematic and uniform assessment of construction projects, Skanska uses a common model for identifying and managing risks throughout the Group. With the help of this model, Skanska evaluates construction projects continuously, from tender preparation to completion of the assignment, with regard to technical, legal and financial risks.

For a description of key estimates and judgments, see Note 2 in the Annual Report for 2006.

Other matters

Financial targets 2010

In accordance with the ambitions in its business plan for the period 2008-2010, Skanska has set new financial "Outperform" targets for all of its business streams. The targets were presented in a capital markets day on October 4, 2007.

In the Construction business stream, the operating margin target is being raised from 3.3 percent to 4.0 percent. In Residential Development, the operating margin target is being raised from 10 percent to 12 percent while the return on capital employed (ROCE) target remains at 18 percent. In Commercial Development, the ROCE target is being abandoned and the new target is to achieve SEK 500-700 M of value creation annually, where value creation is defined as accrued development gains less costs for the project development organization. In the Infrastructure Development business stream, the target of 16 percent ROCE, adjusted for unrealized development gains and changes in market value, is being kept.

For the Group as a whole, the target is to achieve a return on equity (ROE) of 20 percent, compared to the current target of 18 percent.

Long-term ownership program

Skanska's Board of Directors is proposing a long-term ownership program for all permanent employees in the Skanska Group. The purpose of the program is to strengthen incentives for retaining and recruiting qualified personnel and to align employees more closely to the shareholders. The Board of Directors will convene an Extraordinary Shareholders' Meeting of Skanska to decide on the ownership program. The meeting will be held at 4:00 p.m. on November 29, 2007 at Skanska's Head Office, Råsundavägen 2 in Solna, Sweden.

Cartel cases

In the Finnish Competition Authority's suit in the Market Court, calling for infringement fines for alleged anti-competitive activities in the asphalt and civil construction sector, nothing new has occurred. The main hearings were completed in December 2006, and a ruling is expected to be issued during 2007.

Events after the close of the period

Divestment of Infrastructure Development project

After the close of the period, the remaining 12 percent shareholding in the Maputo Port project in Mozambique was sold for SEK 100 M. The gain on the sale, which amounted to approximately SEK 70 M, will be included in the fourth quarter accounts.

Property divestments during the fourth quarter

As of today (November 1), Skanska has carried out property divestments worth SEK 455 M during the fourth quarter, with capital gains amounting to SEK 160 M.

Skanska to construct Heron tower in London

After the close of the period, Skanska was awarded the contract to construct Heron Tower in the City of London by the trustees of the Heron Tower Property Unit Trust. The contract value is around GBP 242 M, about SEK 3.3 billion, which is included in order bookings for the fourth quarter of 2007.

Financial reports for the 2007 financial year

Skanska's interim reports as well as the Year-end Report are available for downloading on Skanska's website, www.skanska.com, and can also be ordered from Skanska AB, Investor Relations.

The Group's remaining quarterly report for the 2007 financial year will be published on the following date:

February 7, 2008 Year-end Report

Solna, November 1, 2007

STUART E. GRAHAM

President and CEO

Auditor's Review Report of the interim report

Introduction

We have reviewed the interim report of Skanska AB (publ) as of September 30, 2007 and for the nine month period then ended. The Board of Directors and the President are responsible for the preparation and fair presentation of this interim report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

Focus and scope of the review

We conducted our review in accordance with the Standard on Review Engagements (SÖG) 2410, *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review has a different focus and is substantially smaller in scope than an audit conducted in accordance with the Standards on Auditing in Sweden (RS) and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as does a conclusion expressed on the basis of an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS for the Group and in accordance with the Annual Accounts Act for the Parent Company.

Stockholm, November 1, 2007

KPMG Bohlins AB

Caj Nackstad

Authorized Public Accountant

The Skanska Group

Summary income statement

SEK M	Jan-Sep 2007	Jan-Sep 2006	Jul-Sep 2007	Jul-Sep 2006	Oct 2006-Sep 2007	Jan-Dec 2006
Revenue	100,372	90,842	36,405	31,928	135,133	125,603
Cost of sales	-91,122	-82,336	-33,078	-29,216	-123,006	-114,220
Gross income	**9,250**	**8,506**	**3,327**	**2,712**	**12,127**	**11,383**
Selling and administrative expenses	-5,765	-5,136	-1,854	-1,793	-7,614	-6,985
Income from joint ventures and associated companies	284	244	98	128	404	364
Operating income	**3,769**	**3,614**	**1,571**	**1,047**	**4,917**	**4,762**
Financial income [1]	415	310	149	108	571	466
Financial expenses [1]	-243	-157	-78	-64	-330	-244
Income from associated companies [1]	0	0	0	0	1	1
Net financial items	**172**	**153**	**71**	**44**	**242**	**223**
Income after financial items	**3,941**	**3,767**	**1,642**	**1,091**	**5,159**	**4,985**
Taxes	-1,064	-957	-399	-287	-1,437	-1,330
Profit for the period	**2,877**	**2,810**	**1,243**	**804**	**3,722**	**3,655**
Attributable to:						
Equity holders	2,859	2,799	1,237	801	3,695	3,635
Minority interest	18	11	6	3	27	20
Key financial figures						
Earnings per share, SEK	6.83	6.68	2.96	1.91	8.84	8.68
Average number of shares [4]	418,553,072	418,553,072	418,553,072	418,553,072	418,553,072	418,553,072
Number of own shares	4,500,000	4,500,000	4,500,000	4,500,000	4,500,000	4,500,000
Depreciation, non-current assets	-904	-840	-316	-286	-1,211	-1,147
Impairment loss, goodwill	-8	0	-8	0	-8	0
Return on capital employed, % [2]	22.8	23.5			22.8	22.5
Return on equity, % [2 3]	19.3	22.0			19.3	20.5
Average number of employees	59,765	55,911			59,939	56,085

1 of which						
Interest income	413	261	147	105	558	406
Interest expenses	-102	-66	-35	-23	-143	-107
Net interest	311	195	112	82	415	299
Change in fair value	-76	-85	-26	-37	-109	-118
Other net financial items	-63	43	-15	-1	-64	42
Net financial items	172	153	71	44	242	223

2 Rolling 12 months
3 Average equity based on five points for measurement. Comparative numbers for 2006 are recalculated.

Summary cash flow statement

SEK M	Jan-Sep 2007	Jan-Sep 2006	Jul-Sep 2007	Jul-Sep 2006	Oct 2006-Sep 2007	Jan-Dec 2006
Cash flow from operating activities	1,268	2,466	498	1,007	2,519	3,717
Cash flow from investing activities	-2,248	-2,079	-1,158	-355	-3,369	-3,200
Cash flow from financing activities	-3,833	-2,972	-52	67	-3,721	-2,860
Cash flow for the period	**-4,813**	**-2,585**	**-712**	**719**	**-4,571**	**-2,343**

Changes in equity

SEK M	Jan-Sep 2007	Jan-Sep 2006	Jul-Sep 2007	Jul-Sep 2006	Oct 2006-Sep 2007	Jan-Dec 2006
Opening balance	19,337	18,587	18,345	17,459	18,537	18,587
Attributable to equity holders						
Dividend	-3,453	-2,721	0	0	-3,453	-2,721
Translation differences	325	-417	42	6	63	-679
Effects of actuarial gains and losses on pensions	570	343	58	227	728	501
Effects of equity-settled share-based payments	12	12	-12	8	18	18
Effects of hedge accounting	-49	-64	-30	35	-3	-18
Change, minority interest	30	-13	3	-2	37	-6
Profit for the period attributable to						
Equity holders	2,859	2,799	1,237	801	3,695	3,635
Minority	18	11	6	3	27	20
Closing balance	**19,649**	**18,537**	**19,649**	**18,537**	**19,649**	**19,337**

Group net investments

SEK M	Jan-Sep 2007	Jan-Sep 2006	Jul-Sep 2007	Jul-Sep 2006	Oct 2006-Sep 2007	Jan-Dec 2006
OPERATIONS - INVESTMENTS						
Intangible assets	-23	-27	-11	-5	-34	-38
Property, plant and equipment	-1,436	-1,171	-477	-464	-1,993	-1,728
Assets in Infrastructure Development	-58	-204	-39	-57	-140	-286
Shares and participations	-25	0	-5	0	-28	-3
Current-asset properties	-5,584	-4,509	-1,647	-1,473	-8,139	-7,064
of which Residential Development	*-3,791*	*-3,369*	*-993*	*-1,134*	*-5,575*	*-5,153*
of which Commercial Development	*-1,650*	*-983*	*-572*	*-293*	*-2,306*	*-1,639*
of which other commercial properties	*-143*	*-157*	*-82*	*-46*	*-258*	*-272*
Investments	**-7,126**	**-5,911**	**-2,179**	**-1,999**	**-10,334**	**-9,119**
OPERATIONS - DIVESTMENTS						
Intangible assets	1	2	1	-3	1	2
Property, plant and equipment	340	262	152	144	574	496
Assets in Infrastructure Development	28	176	6	97	44	192
Shares and participations	65	4	8	1	65	4
Current-asset properties	5,974	6,024	2,256	1,061	7,761	7,811
of which Residential Development	*3,677*	*3,113*	*1,455*	*866*	*5,019*	*4,455*
of which Commercial Development	*1,903*	*2,752*	*685*	*209*	*2,117*	*2,966*
of which other commercial properties	*394*	*159*	*116*	*-14*	*625*	*390*
Divestments	**6,408**	**6,468**	**2,423**	**1,300**	**8,445**	**8,505**
Net investments in operations	**-718**	**557**	**244**	**-699**	**-1,889**	**-614**
STRATEGIC INVESTMENTS						
Businesses	-72	-5	-11	0	-750	-683
Shares and participations	0	0	0	0	0	0
Strategic investments	**-72**	**-5**	**-11**	**0**	**-750**	**-683**
STRATEGIC DIVESTMENTS						
Businesses	2	97	1	97	45	140
Shares and participations	0	12	0	1	-1	11
Strategic divestments	**2**	**109**	**1**	**98**	**44**	**151**
Net strategic investments	**-70**	**104**	**-10**	**98**	**-706**	**-532**
TOTAL NET INVESTMENTS	**-788**	**661**	**234**	**-601**	**-2,595**	**-1,146**
Depreciation, non-current assets	-904	-840	-316	-286	-1,211	-1,147

Consolidated operating cash flow

SEK M	Jan-Sep 2007	Jan-Sep 2006	Jul-Sep 2007	Jul-Sep 2006	Oct 2006-Sep 2007	Jan-Dec 2006
Cash flow from business operations before change in working capital	2,882	2,470	1,177	962	3,894	3,482
Change in working capital	-1,583	-899	-796	312	-594	90
Net investments in business operations	-718	557	244	-699	-1,889	-614
Cash flow adjustment, net investments	317	166	-115	150	559	408
Taxes paid in business operations	-763	-801	-384	-12	-1,002	-1,040
Cash flow from business operations	**135**	**1,493**	**126**	**713**	**968**	**2,326**
Net interest items and other net financial items	27	80	-47	-113	37	90
Taxes paid in financing operations	-8	-24	14	34	-11	-27
Cash flow from financing operations	**19**	**56**	**-33**	**-79**	**26**	**63**
CASH FLOW FROM OPERATIONS	**154**	**1,549**	**93**	**634**	**994**	**2,389**
Net strategic investments	-70	104	-10	98	-706	-532
Taxes paid on strategic divestments	-17	0	0	0	-17	0
Cash flow from strategic investments	**-87**	**104**	**-10**	**98**	**-723**	**-532**
Dividend etc.	-3,459	-2,730	0	1	-3,441	-2,712
CASH FLOW BEFORE CHANGE IN INTEREST-BEARING RECEIVABLES AND LIABILITIES	**-3,392**	**-1,077**	**83**	**733**	**-3,170**	**-855**
Change in interest-bearing receivables and liabilities	-1,421	-1,508	-795	-14	-1,401	-1,488
CASH FLOW FOR THE PERIOD	**-4,813**	**-2,585**	**-712**	**719**	**-4,571**	**-2,343**
Cash and cash equivalents at the beginning of the period	10,970	13,678	6,882	10,152	10,889	13,678
Reclassification in cash and cash equivalents	0	0	0	0	0	0
Exchange rate differences in cash and cash equivalents	-103	-204	-116	18	-264	-365
Cash and cash equivalents at the end of the period	**6,054**	**10,889**	**6,054**	**10,889**	**6,054**	**10,970**
Change in interest-bearing net receivables/net debt	-2,731	-1,002	59	977	-2,463	-734

Balance sheet

SEK M	Sep 30 2007	Sep 30 2006	Dec 31 2006
ASSETS			
Non-current assets			
Property, plant and equipment	5,880	5,390	5,457
Goodwill	4,615	4,057	4,490
Intangible assets	689	581	740
Investments in joint ventures and associated companies	2,028	1,860	1,894
Financial non-current assets [1, 3]	1,727	2,420	1,500
Deferred tax assets	1,773	1,839	1,976
Total non-current assets	**16,712**	**16,147**	**16,057**
Current assets			
Current-asset properties [2]	13,324	10,857	11,827
Inventories	626	546	484
Financial current assets [3]	4,144	2,185	3,154
Tax assets	432	567	330
Gross amount due from customers for contract work	7,342	6,919	5,222
Trade and other receivables	28,832	23,589	23,263
Cash equivalents	118	4,269	2,131
Cash	*5,936*	*6,620*	*8,839*
Total current assets	**60,754**	**55,552**	**55,250**
TOTAL ASSETS	**77,466**	**71,699**	**71,307**
of which interest-bearing non-current assets	*1,626*	*2,315*	*1,433*
of which other interest-bearing current assets	*9,940*	*12,978*	*14,008*
Total interest-bearing assets	*11,566*	*15,293*	*15,441*
EQUITY			
Equity attributable to equity holders	19,454	18,406	19,190
Minority interest	195	131	147
Total equity	**19,649**	**18,537**	**19,337**
LIABILITIES			
Non-current liabilities			
Financial non-current liabilities [3]	1,387	2,397	2,039
Pensions	793	1,994	1,556
Deferred tax liabilities	3,004	2,716	2,892
Non-current provisions	108	146	119
Total non-current liabilities	**5,292**	**7,253**	**6,606**
Current liabilities			
Financial current liabilities [3]	1,761	763	1,396
Tax liabilities	992	736	728
Current provisions	3,262	3,106	3,476
Gross amount due to customers for contract work	14,008	12,929	11,357
Trade and other payables	32,502	28,375	28,407
Total current liabilities	**52,525**	**45,909**	**45,364**
TOTAL EQUITY AND LIABILITIES	**77,466**	**71,699**	**71,307**
of which interest-bearing financial liabilities	*2,999*	*3,044*	*3,369*
of which interest-bearing pensions and provisions	*921*	*2,140*	*1,695*
Total interest-bearing liabilities	*3,920*	*5,184*	*5,064*

Key financial figures

Capital employed, closing balance	23,569	23,721	24,401
Capital employed, average	23,964	23,024	23,132
Equity/assets ratio, %	25.4	25.9	27.1
Interest-bearing net receivables (+)/net debt (-), SEK m	7,646	10,109	10,377
Debt/equity ratio	-0.4	-0.5	-0.5

1 of which shares	101	97	59
of which pensions	210	0	0
2 Current-asset properties			
Commercial Development	6,072	5,270	5,583
Other commercial properties	926	976	956
Residential Development	6,326	4,611	5,288
	13,324	10,857	11,827

3 Items regarding non-interest-bearing unrealized changes in derivatives/financial instruments are included in the following amounts:

Financial non-current assets	0	7	8
Financial current assets	258	95	116
Financial non-current liabilities	0	4	6
Financial current liabilities	149	112	61

Note Pledged assets and contingent liabilities

Pledged assets amounted to SEK 2.0 billion on Sep 30, 2007 (Dec 31, 2006: 1.7).

During the period the pledged assets increased by SEK 0.3 billion.

Contingent liabilities amounted to SEK 5.4 billion on Sep 30, 2007 (Dec 31, 2006: 6.3). During the period the liabilities decreased by SEK 0.9 billion.

Parent Company income statement

SEK M	Jan-Sep 2007	Jan-Sep 2006	Jul-Sep 2007	Jul-Sep 2006	Oct 2006-Sep 2007	Jan-Dec 2006
Net sales	26	16	26	16	36	26
Cost of sales and selling and administrative expenses	-342	-309	-120	-92	-428	-395
Operating income	-316	-293	-94	-76	-392	-369
Net financial items	2,942	2,478	9	11	2,918	2,454
Income after financial items	2,626	2,185	-85	-65	2,526	2,085
Taxes	104	69	24	0	157	122
Profit for the period	2,730	2,254	-61	-65	2,683	2,207

Parent Company balance sheet

SEK M	Sep 30 2007	Sep 30 2006	Dec 31 2006
ASSETS			
Intangible non-current assets	21	15	22
Property, plant and equipment	2	2	3
Financial non-current assets [1]	10,736	17,899	18,388
Total non-current assets	10,759	17,916	18,413
Current receivables	274	121	123
Total current assets	274	121	123
TOTAL ASSETS	11,033	18,037	18,536
EQUITY AND LIABILITIES			
Equity	7,657	8,127	8,380
Provisions	179	186	173
Non-current interest-bearing liabilities [1]	3,078	9,712	9,920
Current liabilities	119	12	63
TOTAL EQUITY AND LIABILITIES	11,033	18,037	18,536
Average number of employees	74	65	69

1 Of these amounts, SEK 41 M (Dec 31 2006: 7,693) were intra-Group receivables and SEK 3,078 M (Dec 31, 2006: 9,920) intra-Group liabilities.

Note Pledged assets and contingent liabilities

Pledged assets amounted to SEK 77 M on Sep 30, 2007 (Dec 31, 2006: 80). During the period the pledged assets decreased by SEK 3 M. The Parent Company's contingent liabilities relate as previous years mostly to liabilities to Group companies. Of the Parent Company's contingent liabilities SEK 4.2.billion (Dec 31, 2006: 6.0) relate to external parties.

Business streams

Construction

SEK M	Jan-Sep 2007	Jan-Sep 2006	Jul-Sep 2007	Jul-Sep 2006	Oct 2006-Sep 2007	Jan-Dec 2006
Revenue	95,922	85,513	34,878	31,170	129,119	118,710
Gross income	**7,539**	**6,508**	**2,828**	**2,496**	**10,027**	**8,996**
Selling and administrative expenses	-4,418	-4,172	-1,490	-1,499	-5,968	-5,722
Income from joint ventures and associated companies	55	44	25	21	73	62
Operating income	**3,176**	**2,380**	**1,363**	**1,018**	**4,132**	**3,336**
					0	
Investments	-1,732	-1,351	-603	-507	-3,080	-2,699
Divestments	811	634	298	300	1,181	1,004
Net investments	**-921**	**-717**	**-305**	**-207**	**-1,899**	**-1,695**
Cash flow from operations before investments and change in working capital	3,942	3,129	1,626	1,189	5,070	4,257
Change in working capital	-431	-706	32	482	485	210
Net investments in operations	-852	-812	-295	-295	-1,152	-1,112
Cash flow adjustment, net investments	-59	28	-66	-17	-94	-7
Operating cash flow from business operations [1]	2,600	1,639	1,297	1,359	4,309	3,348
Net strategic investments	-69	95	-10	89	-747	-583
Cash flow	**2,531**	**1,734**	**1,287**	**1,448**	**3,562**	**2,765**
Gross margin, %	7.9	7.6	8.1	8.0	7.8	7.6
Selling and administrative expenses, %	-4.6	-4.9	-4.3	-4.8	-4.6	-4.8
Operating margin %	3.3	2.8	3.9	3.3	3.2	2.8
Capital employed, SEK bn	3.1	2.1				2.5
Return on capital employed (RoCE), % [2]	>100	>100				>100
Order bookings, SEK bn	109.9	99.9	30.2	28.6	144.1	134.1
Order backlog, SEK bn	147.6	134.5				135.1
Employees	58,505	53,959				54,480

1 Before taxes, financing operations and dividends
2 Rolling 12 months

Residential Development

SEK M	Jan-Sep 2007	Jan-Sep 2006	Jul-Sep 2007	Jul-Sep 2006	Oct 2006-Sep 2007	Jan-Dec 2006
Revenue	5,612	4,686	1,752	1,376	7,714	6,788
Gross income	**853**	**791**	**271**	**260**	**1,293**	**1,231**
Selling and administrative expenses	-443	-312	-149	-103	-563	-432
Income from joint ventures and associated companies	99	33	1	5	119	53
Operating income	**509**	**512**	**123**	**162**	**849**	**852**
Investments	-3,800	-3,355	-990	-1,240	-5,490	-5,045
Divestments	3,714	2,909	1,447	856	4,972	4,167
Net investments	**-86**	**-446**	**457**	**-384**	**-518**	**-878**
Cash flow from operations before investments and change in working capital	-372	-148	-262	-67	-421	-197
Change in working capital	-730	-98	-484	-485	-348	284
Net investments in operations	-86	-446	457	-384	-518	-878
Cash flow adjustment, net investments	162	119	-38	151	368	325
Operating cash flow from business operations [1]	-1,026	-573	-327	-785	-919	-466
Net strategic investments	0	0	0	0	0	0
Cash flow	**-1,026**	**-573**	**-327**	**-785**	**-919**	**-466**
Operating margin, %	9.1	10.9	7.0	11.8	11.0	12.6
Capital employed, SEK bn	5.6	3.7				3.7
Return on capital employed (RoCE), % [2]	18.7	24.8				27.5
Employees	548	458				467.0

1 Before taxes, financing operations and dividends
2 Rolling 12 months

Commercial Development

SEK M	Jan-Sep 2007	Jan-Sep 2006	Jul-Sep 2007	Jul-Sep 2006	Oct 2006-Sep 2007	Jan-Dec 2006
Revenue	2,145	3,005	762	276	2,565	3,425
Gross income	**847**	**1,330**	**291**	**76**	**939**	**1,422**
Selling and administrative expenses	-184	-166	-57	-51	-253	-235
Income from joint ventures and associated companies	-1	2	-1	2	20	23
Operating income	**662**	**1,166**	**233**	**27**	**706**	**1,210**
of which gain from divestments of properties[1]	739	1,212	260	47	787	1,260
of which operating net, completed properties[2]	80	89	16	21	93	102
of which write-downs/reversal of write-downs	0	0	0	0	0	0
Investments	-1,651	-987	-571	-297	-2,335	-1,671
Divestments	1,903	2,752	685	209	2,235	3,084
Net investments	**252**	**1,765**	**114**	**-88**	**-100**	**1,413**
Cash flow from operations before investments and change in working capital	-74	-43	-24	-19	-103	-72
Change in working capital	-250	-101	-154	-16	-342	-193
Net investments in operations	252	1,765	114	-88	-100	1,413
Cash flow adjustment, net investments	214	18	-10	15	286	90
Operating cash flow from business operations[3]	142	1,639	-74	-108	-259	1,238
Net strategic investments	0	0	0	0	0	0
Cash flow	**142**	**1,639**	**-74**	**-108**	**-259**	**1,238**
Capital employed, SEK bn	7.0	5.9				5.8
Return on capital employed (RoCE), %[4]	11.7	23.3				21.1
Employees	139	131				135
1 Additional gain included in eliminations was	4	40	4	0	4	40

2 After selling and administrative expenses
3 Before taxes, financing operations and dividends
4 Rolling 12 months

Infrastructure Development

SEK M	Jan-Sep 2007	Jan-Sep 2006	Jul-Sep 2007	Jul-Sep 2006	Oct 2006-Sep 2007	Jan-Dec 2006
Revenue	44	128	15	23	67	151
Gross income	**-103**	**14**	**-30**	**-18**	**-142**	**-25**
Selling and administrative expenses	-134	-128	-42	-48	-192	-186
Income from joint ventures and associated companies	118	150	68	92	171	203
Operating income	**-119**	**36**	**-4**	**26**	**-163**	**-8**
of which gains from divestments of shares in projects[1]	0	118	0	80	0	118
Investments	-59	-205	-40	-57	-140	-286
Divestments	28	177	5	98	43	192
Net investments	**-31**	**-28**	**-35**	**41**	**-97**	**-94**
Cash flow from operations before investments and change in working capital	-162	-53	-59	-50	-247	-138
Change in working capital	2	141	25	174	9	148
Net investments in operations	-31	-28	-35	41	-97	-94
Cash flow adjustment, net investments	0	0	0	0	0	0
Operating cash flow from business operations[2]	-191	60	-69	165	-335	-84
Net strategic investments	0	0	0	0	0	0
Cash flow	**-191**	**60**	**-69**	**165**	**-335**	**-84**
Capital employed, SEK bn	2.5	2.4				2.4
Return on capital employed (RoCE), %[3]	-6.4	4.8				0.6
Employees	118	110				103
1 Additional gain included in eliminations was	0	7	0	7	0	7

2 Before taxes, financing operations and dividends
3 Rolling 12 months

Construction, by business/reporting unit

SEK M	Revenue Jan-Sep 2007	Jan-Sep 2006	Jul-Sep 2007	Jul-Sep 2006	Oct 2006-Sep 2007	Jan-Dec 2006
Sweden	19,784	17,333	6,734	6,067	26,574	24,123
Norway	9,326	7,983	3,017	2,569	11,979	10,636
Denmark	2,441	2,706	801	970	3,560	3,825
Finland	7,059	5,837	2,624	2,213	9,607	8,385
Poland	5,386	4,764	2,620	2,686	7,451	6,829
Czech Republic	7,942	7,493	3,081	3,141	11,728	11,279
UK	12,981	8,823	4,635	3,068	16,470	12,312
USA Building	20,055	20,989	7,199	6,819	26,803	27,737
USA Civil	7,927	6,912	3,009	2,722	10,842	9,827
Latin America	3,021	2,673	1,158	915	4,105	3,757
Total	**95,922**	**85,513**	**34,878**	**31,170**	**129,119**	**118,710**

SEK M	Operating income Jan-Sep 2007	Jan-Sep 2006	Jul-Sep 2007	Jul-Sep 2006	Oct 2006-Sep 2007	Jan-Dec 2006
Sweden	872	735	343	312	1,237	1,100
Norway	398	321	153	123	522	445
Denmark	4	-51	-2	-38	-263	-318
Finland	302	98	126	44	395	191
Poland	284	198	163	171	355	269
Czech Republic	315	246	152	112	401	332
UK	333	349	115	85	396	412
USA Building	193	170	74	63	300	277
USA Civil	352	209	185	95	603	460
Latin America	123	105	54	51	186	168
Total	**3,176**	**2,380**	**1,363**	**1,018**	**4,132**	**3,336**

SEK M	Operating margin, % Jan-Sep 2007	Jan-Sep 2006	Jul-Sep 2007	Jul-Sep 2006	Oct 2006-Sep 2007	Jan-Dec 2006
Sweden	4.4	4.2	5.1	5.1	4.7	4.6
Norway	4.3	4.0	5.1	4.8	4.4	4.2
Denmark	0.2	-1.9	-0.2	-3.9	-7.4	-8.3
Finland	4.3	1.7	4.8	2.0	4.1	2.3
Poland	5.3	4.2	6.2	6.4	4.8	3.9
Czech Republic	4.0	3.3	4.9	3.6	3.4	2.9
UK	2.6	4.0	2.5	2.8	2.4	3.3
USA Building	1.0	0.8	1.0	0.9	1.1	1.0
USA Civil	4.4	3.0	6.1	3.5	5.6	4.7
Latin America	4.1	3.9	4.7	5.6	4.5	4.5
Total	**3.3**	**2.8**	**3.9**	**3.3**	**3.2**	**2.8**

SEK M	Order backlog Sep 30 2007	Sep 30 2006	Dec 31 2006
Sweden	22,055	18,278	19,705
Norway	11,850	8,431	9,713
Denmark	1,846	2,432	2,013
Finland	6,810	7,175	7,009
Poland	4,816	6,598	5,848
Czech Republic	11,715	14,019	13,093
UK	29,509	29,421	31,793
USA Building	32,694	26,463	26,125
USA Civil	21,570	18,307	17,068
Latin America	4,776	3,355	2,739
Total	**147,641**	**134,479**	**135,106**

SEK M	Order bookings Jan-Sep 2007	Jan-Sep 2006	Jul-Sep 2007	Jul-Sep 2006	Oct 2006-Sep 2007	Jan-Dec 2006
Sweden	21,912	19,376	7,006	6,395	30,048	27,512
Norway	10,448	8,160	2,444	2,907	14,660	12,372
Denmark	2,211	2,993	607	608	2,963	3,745
Finland	6,607	7,137	1,955	2,567	9,096	9,626
Poland	4,094	4,429	1,152	1,714	5,328	5,663
Czech Republic	6,358	8,884	2,966	2,903	9,149	11,675
UK	11,285	20,709	4,324	2,144	14,275	23,699
USA Building	28,470	16,871	6,315	4,666	36,691	25,092
USA Civil	13,647	8,296	1,425	4,220	16,445	11,094
Latin America	4,913	3,046	2,034	453	5,514	3,647
Total	**109,945**	**99,901**	**30,228**	**28,577**	**144,169**	**134,125**

Residential Development, by business/reporting unit

	Revenue						Operating income[1]					
SEK M	Jan-Sep 2007	Jan-Sep 2006	Jul-Sep 2007	Jul-Sep 2006	Oct 2006-Sep 2007	Jan-Dec 2006	Jan-Sep 2007	Jan-Sep 2006	Jul-Sep 2007	Jul-Sep 2006	Oct 2006-Sep 2007	Jan-Dec 2006
Sweden	2,376	1,903	773	570	3,093	2,620	236	193	77	73	341	298
Norway	1,383	1,087	432	294	1,868	1,572	119	106	27	30	176	163
Denmark	492	229	95	91	799	536	5	21	-20	12	80	96
Finland	959	1,147	305	306	1,386	1,574	94	145	17	33	170	221
Czech Republic	402	320	147	115	568	486	55	47	22	14	82	74
Total	**5,612**	**4,686**	**1,752**	**1,376**	**7,714**	**6,788**	**509**	**512**	**123**	**162**	**849**	**852**

	Operating margin, %[1]						Return on capital employed[2]		
SEK M	Jan-Sep 2007	Jan-Sep 2006	Jul-Sep 2007	Jul-Sep 2006	Oct 2006-Sep 2007	Jan-Dec 2006	Oct 2006-Sep 2007	Oct 2005-Sep 2006	Jan-Dec 2006
Sweden	9.9	10.1	10.0	12.8	11.0	11.4	37.7	>100	>100
Norway	8.6	9.8	6.3	10.2	9.4	10.4	12.4	11.6	12.9
Denmark	1.0	9.2	-21.1	13.2	10.0	17.9	8.8	7.3	23.3
Finland	9.8	12.6	5.6	10.8	12.3	14.0	17.7	21.1	24.2
Czech Republic	13.7	14.7	15.0	12.2	14.4	15.2	26.4	16.2	26.0
Total	**9.1**	**10.9**	**7.0**	**11.8**	**11.0**	**12.6**	**18.7**	**24.8**	**27.5**

1 Development gain only. Construction margin reported under Construction.

2 Rolling 12 months

At the end of the period, there were 6,025 (6,257) residential units under construction. Of these, 77 (82) percent were sold. The number of completed unsold residential units totaled 206 (111), most of them located in Finland. During the first nine months of 2007, construction started on 3,145 (3,591) units. In the Nordic countries, the number of residential units started was 2,574 (3,294), while in the Czech Republic they totaled 571 (297). The number of residential units sold during the period was 2,907 (3,149). In the Nordic countries, the number of units sold totaled 2,460 (2,641), while sales of residential units in the Czech Republic totaled 447 (508) units.

The carrying amount of current-asset properties in Residential Development totaled SEK 6.3 billion (December 31, 2006: 5.3). A breakdown of the carrying amount can be seen in the table below. The carrying amount of undeveloped land and development properties was SEK 4.9 billion. This was equivalent to building rights for about 20,800 residential units. There were also about 2,500 building rights in associated companies.

Breakdown of carrying amount, current-asset properties, September 30, 2007

SEK M	Residential Development	Commercial Development	Construction	Total
Completed projects	238	2,490	72	2,800
Ongoing projects	1,207	1,635	119	2,961
Undeveloped land and development properties	4,881	1,947	735	7,563
Total	**6,326**	**6,072**	**926**	**13,324**

Commercial Development

SEK M	Carrying amount, end of period	Carrying amount upon completion	Market value, Dec 31, 2006	Occupancy rate, %
Completed projects	2,490	2,490	3,505	72
Ongoing projects	1,635	4,100	5,171	45
Subtotal	**4,125**	**6,590**	**8,676**	
Undeveloped land and development properties	1,947	1,947		
Total	**6,072**	**8,537**		

Commercial Development has 19 projects underway, 13 of them in the Nordic countries. Ongoing projects represent leasable space of about 263,000 sq. m (2,831,000 sq. ft.) and were 45 percent pre-leased, measured in rent. In addition to these projects, the Company has 6 ongoing projects that were sold before completion. These have a total of 44,000 sq. m (474,000 sq. ft.) of leasable space and a pre-leasing level of 100 percent. At the end of the period, the carrying amount for ongoing projects was SEK 1.6 billion (December 31, 2006: 0.8). Their carrying amount upon completion is expected to total SEK 4.1 billion, with an estimated market value of SEK 5.2 billion. The degree of completion in ongoing projects was about 41 percent.

The carrying amount of Skanska's portfolio of completed projects amounted to SEK 2.5 billion (December 31, 2006: 2.9), with an estimated market value, based on an appraisal dated in December 2006, of about SEK 3.5 billion (December 31, 2006: 4.1). The occupancy rate, measured in rent, amounted to 72 percent (December 31, 2006: 70).

The carrying amount of Skanska's undeveloped land and development properties (building rights) totaled about SEK 1.9 billion (December 31, 2006: 1.8).

At the end of the period, accumulated eliminations of internal project gains amounted to SEK 163 M (December 31, 2006: 117). These eliminations are reversed as each respective project is divested.

Infrastructure Development

SEK bn	Sep 30 2007	Dec 31 2006
Present value of cash flow from projects	7.1	6.3
Carrying amount	-2.5	-2.4
Present value of remaining investments	-0.6	-0.6
Unrealized development gain Skanska ID	**3.9**	**3.3**
Group eliminations	0.4	0.4
Unrealized development gain, Group	**4.3**	**3.7**

At the end of the period, the carrying amount of shares, participations, subordinated receivables and concessions in Infrastructure Development totaled about SEK 2.5 billion (December 31, 2006: 2.4). Remaining investment obligations related to ongoing Infrastructure Development projects nominally amounted to about SEK 0.8 billion (December 31, 2006: 0.9), with a present value of about SEK 0.6 billion (December 31, 2006: 0.6). Skanska performs an annual appraisal of the project portfolio. The appraisal carried out at year-end 2006 encompassed an update of the financial models and a review of the yield requirements applied. The assessment of market values was made in cooperation with external appraisal expertise. The Autopista Central highway in Chile, which is the largest project in terms of value, was examined in greater detail. Based on the annual appraisal, Skanska makes quarterly adjustments for new projects, divestments, currency translation effects and time value. In the adjustment for the nine month period, the Maputo project that was divested after the close of the period was included at its sales price. The weighted average discount rate used in the appraisal at year-end amounted to 11.7 percent.

Press Release

October 31, 2007
11:30 am CET

Skanska to construct Heron Tower in London

Skanska today has been awarded the contract to construct Heron Tower in the City of London by the trustees of the Heron Tower Property Unit Trust. The contract value is around GBP 242 M, about SEK 3.3 billion, which is included in order bookings for the fourth quarter of 2007.

When complete, Heron Tower will be one of the tallest towers in the City of London with its 46 storey's rising to a height of over 202 metres. At the top of the building sits an elegant mast giving an overall height of 242 metres.

The new Heron Tower development is being constructed at 110 Bishopsgate in the City of London and demolition of the existing buildings is already underway. Skanska has also been involved since last spring, under a pre-construction services agreement in the design process which included key components of the tower such as cladding, structural steel, mechanical and electrical services and lifts along with strategic logistical planning which will contribute to a successful delivery of the tower.

The main construction work will start at the beginning of 2008, with both the sub-structure and super-structure works being carried out in parallel to achieve an overall shortened build period. The project is scheduled to be completed in early 2011.

Skanska has combined its skills to offer its client a total building solution, which incorporates expertise from all of its operating units: mechanical, electrical, plumbing and IT services, piling, steel decking, suspended ceilings and engineering resources.

Heron Tower heralds a long series of Skanska projects contributing to a renewal of the London skyline, such as 30 St Mary Axe, The Ministry of Defence's Headquarters on Whitehall, Moorhouse and Palestra.

In addition, the company is currently working on Queen Anne's Gate, One Kingdom Street and PaddingtonCentral. As earlier reported, work has begun on a number of new projects during 2007, totaling

GBP 332 M, about SEK 4.5 billion. These include Crown Place, Dashwood House, Gresham Street and The Walbrook.

Skanska UK reported revenues of SEK 12.3 billion in 2006, with about 5,500 employees. The company is active in building and civil construction, utilities and building services. Skanska is also a leader in the British program for private public partnerships, PFI (Private Finance Initiative).

For further information please contact:

Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

This is the type of information that Skanska AB may be obligated to disclose in accordance with the Swedish Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

SKANSKA

Press Release

October 31, 2007
08:30 am CET

Skanska sells its shareholding in Maputo

Skanska is divesting its remaining 12 percent shareholding in the Maputo harbor project in Mozambique for SEK 105 M. The gain on the sale, which amounts to approximately SEK 70 M, will be included in the fourth quarter. The buyer is the South African company Grindrod.

Skanska Infrastructure Development developed the harbor as a PPP project (Public Private Partnership), jointly with other international investors and the government of Mozambique.

The harbor has developed successfully and sales have more than doubled during the past four years. In addition to investing in the harbor company, Skanska was also responsible for construction management, to guarantee the right quality and price for the reconstruction.

Maputo is of strategic interest, since it is the closest shipping harbor for South African industries around Johannesburg and Pretoria.

Skanska Infrastructure Development is active within the field of Public-Private Partnerships. The unit offers partnership solutions to meet a public demand for social infrastructure, for example hospitals, schools and roads. Expertise includes all phases from investment and development to design, operations and service of the facilities. The unit is active in the Nordic Region, UK, North America, Latin America and in Poland and Czech Republic. The estimated market value of Skanska Infrastructure Development's project portfolio totaled SEK 6.3 billion at year-end 2006.

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for the media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

This is the type of information that Skanska AB may be obligated to disclose in accordance with the Swedish Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

SKANSKA

Press Release

October 30, 2007
08:45 am CET

Skanska initiates new office project in central Warsaw

Skanska is currently developing and constructing Atrium City, a new office project along the main street Al Jana Pawla in central Warsaw. The building will comprise about 20,000 square meters of rentable floor space. The total investment amounts to EUR 73.5 M, or SEK 680 M.

The new office building is scheduled to be completed in spring 2009. Similar to other Skanska projects, the building is being developed with a focus on energy-efficient solutions to achieve environmental and cost advantages in the operating phase.

Skanska has developed the inner-city area along Al Jana Pawla since 1997, involving four office projects and a hotel. In addition, Skanska holds building rights for an additional two office projects within the same area.

"Lately, we have noted strong increasing demand on the office market in Warsaw. Therefore, it is pleasing to be able to initiate a new project in an area that we have been involved in developing from the start," says Mats Johansson, President of Skanska Property Poland.

Skanska Commercial Development Europe initiates and develops office and logistics property projects. Operations are focused on Warsaw, Prague and Budapest and the selected central European growth areas of Wroclaw, Poland and Ostrava, Czech Republic. Operations are conducted in three local units: Skanska Property Czech Republic, Skanska Property Hungary and Skanska Property Poland.

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99
Mats Johansson, President, Skanska Property Poland,
tel +48 502 737 240.

This and previous releases can also be found at *<u>www.skanska.com</u>*

This is the type of information that Skanska AB may be obligated to disclose in accordance with the Swedish Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

SKANSKA

Press Release

October 30, 2007
08:30 am CET

Skanska sells office property in Stockholm for SEK 455 M, with a gain of SEK 160 M

Skanska is selling the Årstaäng 4 office property, transferred with leasehold right, in Stockholm for SEK 455 M to a company jointly owned by Balder and GE Real Estate. The capital gain amounts to SEK 160 M and is being reported in the fourth quarter of 2007. The new owners will takeover during November 2007.

The property comprises three buildings totaling 34,000 square meters of office space. The largest and most modern building was rebuilt in 2001 from industrial to office premises for an earlier tenant. In 2006, the premises were modernized and adapted for several tenants, including Telenor and Lindorff.

"We are highly pleased to carry out yet another transaction with Skanska and we are looking forward to jointly continuing leasing and working to enhance property value with our, GE Real Estate's and Skanska's combined resources," says Erik Selin, President, Fastighets AB Balder. "This sets the stage for additional transactions."

"Årstaäng is a prime property that offers offices in various sizes in a pleasant and expanding area of Stockholm. For GE, today's acquisition is the first in cooperation with Balder, but hopefully not the last," says Lennart Sten, Managing Director, GE Real Estate Nordic.

"We are pleased to again conduct business with Fastighets AB Balder. It reinforces our conviction that we offer the right product for tenants as well as investors," says Håkan Danielsson, President of Skanska Properties Stockholm.

Skanska Commercial Development Nordic Region initiates and develops property projects within offices, logistics and shopping centers. Office operations focus on the three large metropolitan regions in Sweden, the Copenhagen region of Denmark and Helsinki, Finland. The development of logistics facilities and volume retail properties is conducted in strategic locations in Sweden, Denmark and Finland.

Skanska Commercial Development Nordic is divided into three regional companies: Gothenburg, Stockholm and Öresund.

For further information please contact:

Håkan Danielsson, President, Skanska Properties Stockholm,
tel +46 70 553 80 70
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

This is the type of information that Skanska AB may be obligated to disclose in accordance with the Swedish Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

SKANSKA

Press Release

October 25, 2007
14:00 am CET

President of Skanska Infrastructure Development to step down from his role

Simon Hipperson, President of Skanska Infrastructure Development, is to step down from his role with immediate effect.

Skanska's business plan for 2008-2010, which aims to significantly increase the activities and investment in PPP-projects, will not be affected by the decision.

"I want to thank Simon Hipperson for his important contributions in developing the PPP-business in Skanska and we wish him well in the future. We now have a strong position in Infrastructure Development and see considerable growth opportunities in this area. We remain fully committed to our business plan for the next three years, which calls for a significant increase in value creation in this business", says Stuart Graham, President and CEO of Skanska.

Thomas Alm, Executive Vice President of Skanska AB, will serve as President of Skanska Infrastructure Development until further notice. Thomas Alm will continue to serve on the Group Senior Executive Team, with responsibility for Skanska Infrastructure Development, Skanska Latin America and Skanska UK.

Skanska Infrastructure Development is active within the field of Public-Private Partnerships (PPP). The unit offers partnership solutions to meet public demand for social infrastructure, for example hospitals, schools and roads. Expertise includes all phases from investment and development to design, build, operate and service of the facilities. Skanska Infrastructure Development's portfolio includes 16 projects with an investment totalling SEK 2.4 billion in 2006. The unit is active in the Nordic Region, in the UK, in North America, Latin America and in Central and East Europe.

For further information please contact:

Anders Lilja, Senior Vice President, Investor Relations, Skanska AB,
tel +46 8 753 88 01

Peter Gimbe, Press Officer, Skanska AB, tel: +46 8 753 88 38.
Direct line for media: tel: +46 8 753 88 99.

This and previous releases can also be found at *www.skanska.com*

This is the type of information that Skanska AB may be obligated to disclose in accordance with the Swedish Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

SKANSKA

Stockholm, October 25, 2007
12:00 noon

Invitation to press- and telephone conference regarding Skanska's Nine Month Report on November 1

Skanska's Nine Month Report 2007 will be presented on Thursday, November 1, 2007.

In conjuction with the release of the report, you are invited to participate in a combined press- and telephone conference, at 11.00 am (UK 10.00 am, US Eastern 05.00 am).

The press- and telephone conference will be held at Berns, Berzelii Park in Stockholm. Stuart Graham, Skanska's President and CEO and Hans Biörck, CFO, will present the report and thereafter respond to questions.

To participate in the press conference, please contact marianne.bergstrom@skanska.se, no later than Wednesday October 31.

To participate in the telephone conference, please register via
https://eventreg2.conferencing.com/webportal3/reg.html?Acc=206277&Conf=180913
If you are unable to participate, there will be a replay facility available for five days immediately following the teleconference. The number to dial is +46 8 505 203 33, code 770280.

After the conference there will be possibilities for individual meetings with Stuart Graham and Hans Biörck. To apply for a meeting please contact agneta.wendelstam@skanska.se no later than October 31.

If you have any practical questions regarding the telephone conference, please contact Marianne Bergström, tel +46 8 753 88 75 or by mail to marianne.bergstrom@skanska.se.

For more information, please contact:

Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 753 88 00.
Karin Lepasoon, Senior Vice President, Communications, Skanska AB, tel +46 8 753 88 00

SKANSKA

Pressrelease

October 19, 2007
08:45 am CET

Skanska to build central utility plant in California for USD 181 M, about SEK 1.2 billion

Skanska has been awarded a design-build contract for a central utility plant in Sacramento, California. The contract amount is USD 181 M, about SEK 1,240 M, which is included in order bookings for the fourth quarter of 2007. The customer is the State of California.

The design-build contract involves an extensive renovation of a 7,000-square-meter service and operations building. The plant serves multiple State of California office buildings located in downtown Sacramento, the state capital.

The project also encompasses measures for energy savings, including a thermal-energy storage tank.

The project starts immediately and is scheduled to be completed in April 2010.

Skanska is involved in a number of notable construction projects in the Bay Area, including a new seven-story surgical hospital at the Modesto Memorial Medical Center, which was completed in June of this year, and the 13,000-square-meter patient tower at the San Jose Regional Medical Center.

Skanska USA Civil also has operations in California.

Skanska USA Building is a leading provider of construction, pre-construction consulting, general contracting and design-build services in the U.S. to a broad range of industries, including life sciences, healthcare, education, high-tech, aviation, transportation and sports and entertainment. Skanska USA Building also provides pharmaceutical validation services to clients. The company is headquartered in Parsippany, New Jersey, and has approximately 3,900 employees. Sales in 2006 amounted to about SEK 30 billion.

For further information, contact:

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for the media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

This is the type of information that Skanska AB may be obligated to disclose in accordance with the Swedish Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

SKANSKA

Press Release

October 19, 2007
08:30 am CET

Skanska's Board of Directors proposes long-term employee ownership program for the Group

Skanska's Board of Directors is proposing a long-term ownership program for all permanent employees in the Skanska Group.

The purpose of the program is to strengthen incentives for retaining and recruiting qualified personnel and to align employees more closely to the shareholders. In the coming years, Skanska is facing significant needs around the world for new personnel and the opportunity to offer ownership is of great importance to strengthen the attractiveness of the company.

Against this background, the Board of Directors considers that the program will have a positive impact on the Group's continued development and thus benefit both Skanska's employees and the company's shareholders. During the preparations of the proposal, comments from major institutional shareholders have been taken into consideration.

The program provides employees the opportunity to invest in Skanska shares and at the same time they get incentives of potential allotment of further shares. The allotment is mainly based on performance and the program includes ceilings that limit the costs for Skanska.

"It is very gratifying that we are now able to propose a program in which Skanska employees will have an opportunity to participate in the company's development and future value growth. We also expect that this will benefit the company and its shareholders," says Sverker Martin-Löf, Chairman of the Board of Skanska.

Brief description of the program
The new program is proposed to contain no more than 13,500,000 Series B shares and will be offered to all the approximately 47,000 permanent employees in the Group, including some 2,000 key employees and 300 senior executives.

In brief, the program will mean that these employee groups will be offered an opportunity to invest in Skanska Series B shares. The investment is maximized to 5, 7.5 and 10 percent, respectively, of gross salary for the employee groups. For each four Series B shares acquired, the employee will be offered one "matching" share without consideration. Moreover, the employee could for every four Series B shares receive an additional 3-15 "performance" shares, according to job position and based solely on how

earnings-based performance terms are met. These terms are based on so called financial Outperform targets to be established annually by Skanska's Board of Directors. The Board of Directors will also be able to reduce the allotment of shares.

The program is proposed to extend for three years from 2008 to 2010, with allotment of shares earned by the employees not taking place until after a three-year vesting period, meaning from 2011 to 2013. In order to be able to earn matching and performance shares, employees must be employed during the entire vesting period and have retained their purchased shares.

The proposed program is intended to replace such programs as the three-year share incentive program for senior executives and other key persons within Skanska that was approved by the 2005 Annual Shareholders' Meeting and which will expire during 2007. It will also replace The Profit-Sharing Foundation for employees in Skanska's Swedish units and the incentive program for certain employees in the US units.

Skanska's costs for the program will be limited by ceilings, meaning that Skanska's total cost for each year's program will not exceed 15 percent of EBIT or no more than SEK 630 M. The programs that it will replace have a total maximum annual cost of SEK 495 M.

The Board of Directors will convene an Extraordinary Shareholders' Meeting in Skanska to decide on the ownership program. The meeting is planned for 4pm, November 29, 2007 at Skanska's Head Office, Råsundavägen 2 in Solna, Sweden.

The Board of Directors' full proposal will be published on the Skanska Group website www.skanska.com from November 2.

For further information please contact:

Sverker Martin-Löf, Chairman of the Board, Skanska AB, tel +46 8 788 51 51.
Stuart Graham, President and CEO, Skanska AB, tel +46 8 753 88 00.
Peter Gimbe, Press Officer, Skanska AB, tel: +46 8 753 88 38. Direct line for media: tel: +46 8 753 88 99.

This and previous releases can also be found at www.skanska.com

SKANSKA

Press Release

October 16, 2007
08:30 am CET

New Presidents named for Skanska Commercial Development Nordic and Skanska Residential Development Nordic

Anders Kupsu has been appointed President of Skanska Commercial Development Nordic and Jonas Spangenberg President of Skanska Residential Development Nordic.

Anders Kupsu replaces Fredrik Wirdenius, who will assume the position of President of AP Fastigheter. Anders Kupsu has served as President of Skanska Residential Development Nordic since 2005. Among other positions, he was previously active within Skanska Commercial Development as President of the operations in Budapest and Stockholm.

Jonas Spangenberg, who replaces Anders Kupsu, is currently Vice President responsible for the Swedish operations within Skanska Residential Development Nordic. He has extensive experience within Skanska's residential development.

The changes become effective immediately.

"We are moving into a strong expansion phase in which during the next three-year period we will increase our investments within commercial development as well as within residential development," says Stuart Graham, President and CEO of Skanska AB. "Anders and Jonas are exceptionally well suited and have the right experience to drive this development successfully."

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for the media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

This is the type of information that Skanska AB may be obligated to disclose in accordance with the Swedish Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

END